

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

**Via Facsimile**
Ricardo H. Rosa
Chief Financial Officer
Transocean Ltd.
Chemin de Blandonnet 10
CH-1214 Vernier
Switzerland

**Re: Transocean Ltd.**
**Form 10-K for Fiscal Year Ended December 31, 2010**
**Filed February 28, 2011**
**Definitive Proxy Statement on Schedule 14A**
**Filed April 1, 2011**
**File No. 000-53533**

Dear Mr. Rosa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. You state on page 26 that you have offices in the Caribbean, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. Cuba, Sudan, Syria, and Iran are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, present, and anticipated contacts with Cuba, Sudan, Syria, and Iran, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your letters to us dated June 25, 2008 and July 28, 2008. Your response

should describe any goods, services, technology, information, or support that you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.  Please discuss the materiality of your business activities in, and other contacts with, Cuba, Sudan, Syria, and Iran described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, Syria, or Iran.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 64

Property and Equipment, page 65

3.  Please tell us whether you tested for recoverability any of the other six asset groups, under ASC 360-10-35-21, at the time you tested the Standard Jackups.  If so, please tell us how the results of these tests would be impacted by reductions of 5% and 10% for both dayrates and utilization, and why it would or would not be appropriate to discuss these results in your filings.  In this regard, we note that projected declines in these factors contributed to your recent $1 billion impairment for the Standard Jackups.  If there were no additional tests, please explain to us why it would or would not be appropriate to provide discussion and analysis similar to that requested above for any future tests for recoverability.  Refer to Section V of SEC Release No.: 34-48960 for guidance.

4.  In light of the significance of your asset groups and recent impairment, please tell us how you have considered discussing in your filings (i) when you test for recoverability of an asset group, assuming no impairment was necessary, and (ii)

when significant judgment was involved in your determination to not test for
recoverability of an asset group, assuming there were some indications that the
assets may not be recoverable.

Financial Statements, page 68

Note 2 – Significant Accounting Policies, page 76

Property and equipment, page 77

5.      We note that you present drilling rigs, related equipment, and buildings and
improvement, on one line item.  Please tell us how you have considered
separately presenting in the notes to your financial statements these three
categories of assets, as provided by ASC 360-10-50-1.

6.      We note that you capitalize expenditures for renewals, replacements and
improvements, and expense maintenance and repair costs as incurred, and that
you include these policies in the critical accounting policies and estimates section
of your filing.  Please clarify for us any significant items, or groups of similar
items, that you have capitalized that involved significant judgment as to whether
capitalization was appropriate.  If applicable, explain to us how you determined
capitalization was appropriate and provide us the related amounts.  Please expand
your disclosure to address any issues set forth in your response.

Note 14 – Commitments and Contingencies, page 101

Macondo well incident, page 102

7.      We note you have recognized a liability for estimated loss contingencies you
believe are probable and for which you can make a reasonable estimate, totaling
$135 million as of December 31, 2010.  Please clarify for us and in your filing the
components that make up the accrual.  Refer to ASC 450-20-50-1.

8.      We note your disclosure that you cannot estimate with certainty the reasonably
possible range of loss in excess of the amount accrued, as provided by ASC 450-
20-50-4, for Macondo well related litigation.  To help us understand the basis for
your conclusion, please provide us an analysis for each of the four categories of
legal claims or actions identified in your note (or the most significant items
included in each of those categories) that explains why an estimate cannot be
made.  As part of your response, address the types of estimates of possible losses
or range of losses that you are able to make, provide us these estimates, and
explain why you believe disclosure of these estimates would not be appropriate
under ASC 450-20-50-3 and 50-4.  In this regard, your use of the word "certainty"

appears to indicate that you have established a threshold for disclosing estimates and the basis for this threshold is not clear.

Proxy Statement on Schedule 14A

Fiscal 2010 Business Highlights, page P-34

9.      We note your statements that, "notwithstanding the tragic loss of life in the Gulf of Mexico, we achieved an exemplary statistical safety record as measured by our total recordable incident rate ("TRIR") and total potential severity rate ("TPSR"). As measured by these standards, we recorded the best year in safety performance in our Company's history, which is a reflection on our commitment to achieving an incident free environment, all the time, everywhere."  Please revise your disclosure to provide the basis for your statements including disclosure regarding your TRIR, TPSR and fatalities in prior years.

2010 Cash Bonus Plan, page P-44

10.     We note your disclosure on page P-39 that the CEO's conclusions and recommendations with respect to annual award amounts are presented to the Executive Compensation Committee, that the Committee makes all compensation decisions, and that the Committee may exercise its discretion in modifying any compensation adjustment or awards to any executive officer.  Please include disclosure regarding the specific process the Committee undertook in approving the 2010 Cash Bonus Plan.  In particular, specifically address the party(s) that proposed awarding bonuses to your named executive officers and the party(s) that made the final determination.

Safety Performance, page P-45

11.     We note your disclosure that the calculation of TRIR is an industry standard measure of safety performance measured in terms of the number of recordable incidents per 200,000 employee hours worked.  Please provide additional disclosure regarding how TRIR is calculated, including how the company determines that an event is a "recordable incident" and should be included in the calculation of TRIR.

12.     In addition, please provide the basis for your conclusion that TRIR is an industry standard measure of safety performance.

13.     We note your use of TPSR to monitor the total potential severity of incidents. With a view toward disclosure, please tell us how TPSR is calculated including how the company determines that an event is an "incident" and how you quantify

the impact an incident would have on your employees and contractors. Provide illustrative examples, including the "number" you would assign to certain incidents of varying impact, including those involving the death of your employees or contractors. Tell us how you calculated the TPSR for the Macondo Incident. Finally, tell us how a certain TPSR correlates to a certain payout percentage, such that the 35.4 TPSR for 2010 resulted in the payout percentage of 67.4%. We may have further comment.

14. Disclose the dollar amount of the calculated payout that would have been awarded as well as the actual cash bonus awarded to each NEO based on the safety performance measure.

15. We note the statement that the "occurrence of a fatality may override the safety performance measure." We also note that your compensation committee decided to not award bonuses in 2008 and 2009, based on 2 and 4 fatalities respectively. Given those facts, expand your disclosure to explain the compensation committee's basis for its decision not to override the safety performance measure as it had done in prior years given the 11 fatalities that occurred in 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters.  Please contact Doug Brown at (202) 551-3265, Anne Nguyen Parker, Branch Chief at (202) 551-3611, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director